EXHIBIT 99.1

Brookfield Renewable Announces Renewal of Normal Course Issuer Bids

All amounts in US dollars unless otherwise indicated

BROOKFIELD, News, Dec. 14, 2023 (GLOBE NEWSWIRE) -- Brookfield Renewable today announced that the Toronto Stock Exchange (the “TSX”) has accepted notices filed by

  Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“BEP”) of its intention to renew its normal course issuer bids for its limited partnership units (“LP Units”) and Class A preferred limited partnership units (“Preferred Units”);
  Brookfield Renewable Corporation (TSX: BEPC; NYSE: BEPC) (“BEPC” and together with BEP, “Brookfield Renewable”) of its intention to renew its normal course issuer bid for its outstanding class A exchangeable subordinate voting shares (“Exchangeable Shares”); and
  Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) of its intention to renew its normal course issuer bid for its outstanding Class A preference shares (“Preferred Shares”). BRP Equity is a wholly-owned subsidiary of BEP.

Brookfield Renewable believes that in the event that the LP Units, Preferred Units, Exchangeable Shares or Preferred Shares trade in a price range that does not fully reflect their value, the acquisition of such securities may represent an attractive use of available funds. There are currently four series of Preferred Units and five series of Preferred Shares outstanding and listed on the TSX.

Under BEP’s normal course issuer bid for LP Units, BEP is authorized to repurchase up to 14,361,497 LP Units, representing 5% of its issued and outstanding LP Units. At the close of business on December 6, 2023, there were 287,229,948 LP Units issued and outstanding. Under BEP’s normal course issuer bid, it may repurchase up to 56,459 LP Units on the TSX during any trading day, which represents 25% of the average daily trading volume of 225,839 LP Units for the six months ended November 30, 2023.

Under BEPC’s normal course issuer bid for Exchangeable Shares, BEPC is authorized to repurchase up to 8,982,586 Exchangeable Shares, representing 5% of its issued and outstanding Exchangeable Shares. At the close of business on December 6, 2023, there were 179,651,726 Exchangeable Shares issued and outstanding. Under BEPC’s normal course issuer bid, it may repurchase up to 54,658 Exchangeable Shares on the TSX during any trading day, which represents 25% of the average daily trading volume of 218,634 Exchangeable Shares for the six months ended November 30, 2023.

Under BEP’s normal course issuer bid for Preferred Units, BEP is authorized to repurchase a total of approximately 10% of the public float of each respective series of the Preferred Units as follows:

Series	Ticker	Issued and outstanding units[1]	Public float[1]	Average daily trading volume[2]	Maximum number of units subject to purchase
					Total	Daily
7	BEP.PR.G	7,000,000	7,000,000	5,331	700,000	1,332
13	BEP.PR.M	10,000,000	10,000,000	7,014	1,000,000	1,753
15	BEP.PR.O	7,000,000	7,000,000	5,750	700,000	1,437
18	BEP.PR.R	6,000,000	6,000,000	7,975	600,000	1,993

1.   Calculated as at December 6, 2023.
2.   For the 6 months ended November 30, 2023.

Under BRP Equity’s normal course issuer bid for Preferred Shares, BRP Equity is authorized to repurchase a total of approximately 10% of the public float of each respective series of the Preferred Shares as follows:

Series	Ticker	Issued and outstanding shares[3]	Public float[3]	Average daily trading volume[4]	Maximum number of shares subject to purchase[5]
					Total	Daily
1	BRF.PR.A	6,849,533	6,849,533	5,852	684,953	1,463
2	BRF.PR.B	3,110,531	3,110,531	1,219	311,053	1,000
3	BRF.PR.C	9,961,399	9,961,399	13,884	996,139	3,471
5	BRF.PR.E	7,000,000	4,114,504	3,255	411,450	1,000
6	BRF.PR.F	7,000,000	7,000,000	5,224	700,000	1,306

3.   Calculated as at December 6, 2023.
4.   For the 6 months ended November 30, 2023.
5.   In accordance with TSX rules, any daily repurchases with respect to the Series 2 Preferred Shares and the Series 5 Preferred Shares would be limited to 1,000 Preferred Shares of such series.

Repurchases under each normal course issuer bid are authorized to commence on December 18, 2023 and each normal course issuer bid will terminate on December 17, 2024, or earlier should Brookfield Renewable or BRP Equity, as applicable, complete repurchases under its respective normal course issuer bids prior to such date.

Under BEP’s prior normal course issuer bid for LP Units that commenced on December 16, 2022 and expires on December 15, 2023, BEP previously sought and received approval from the TSX to repurchase up to 13,764,352 LP Units. As of December 3, 2023, BEP has repurchased 1,696,344 LP Units under its current normal course issuer bid through open market transactions on the TSX and alternative trading systems at a weighted average price per LP Unit of approximately CDN$31.38.

Under BEPC’s prior normal course issuer bid that commenced on December 16, 2022 and expires on December 15, 2023, BEPC previously sought and received approval from the TSX to repurchase up to 8,610,905 Exchangeable Shares. BEPC has not repurchased any Exchangeable Shares under its existing normal course issuer bid in the past 12 months.

Under BEP’s prior normal course issuer bid for Preferred Units that commenced on December 16, 2022 and expires on December 15, 2023, BEP previously sought and received approval from the TSX to repurchase up to 700,000 Series 7 Preferred Units, 1,000,000 Series 13 Preferred Units, 700,000 Series 15 Preferred Units and 600,000 Series 18 Preferred Units. BEP did not repurchase any Preferred Units under this normal course issuer bid.

Under BRP Equity’s prior normal course issuer bid that commenced on December 16, 2022 and expires on December 15, 2023, BRP Equity previously sought and received approval from the TSX to repurchase up to 684,953 Series 1 Preferred Shares, 311,053 Series 2 Preferred Shares, 996,139 Series 3 Preferred Shares, 411,450 Series 5 Preferred Shares and 700,000 Series 6 Preferred Shares. BRP Equity did not repurchase any Preferred Shares under this normal course issuer bid.

All purchases of the LP Units and Exchangeable Shares will be effected through the facilities of the TSX and/or the New York Stock Exchange and/or alternative trading systems in Canada and/or the United States. All purchases of Preferred Units and Preferred Shares will be effected through facilities of the TSX and/or alternative trading systems in Canada. All LP Units, Preferred Units, Exchangeable Shares and Preferred Shares acquired under the applicable normal course issuer bid will be cancelled. Repurchases will be subject to compliance with applicable Canadian securities laws.

BEP and BEPC intend to enter into automatic share purchase plans, which have been pre-cleared by the TSX, on or about the week of December 25, 2023 in relation to their respective normal course issuer bids. The automatic share purchase plans will allow for the purchase of LP Units, Preferred Units and Exchangeable Shares, as applicable, subject to certain trading parameters, at times when BEP or BEPC, as applicable, ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Outside these periods, LP Units, Preferred Units or Exchangeable Shares, as applicable, will be repurchased in accordance with management’s discretion, in compliance with applicable law.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 31,800 megawatts of installed capacity and a development pipeline of approximately 143,400 megawatts of renewable power assets, 14 million metric tonnes per annum (“MMTPA”) of carbon capture and storage, 2 million tons of recycled material and 4 million metric million British thermal units of renewable natural gas production annually. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $850 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR+’s website at www.sedarplus.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:

Media:	Investors:
Simon Maine	Alex Jackson
+44 7398 909 278	+1 647-484-8525
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws. Forward-looking statements and information may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements and information can be identified by the use of words such as “will”, “believes” and “may” or variations of such words and phrases and include statements regarding the potential future purchases by BEP of its LP Units and Preferred Units, by BEPC of its Exchangeable Shares and by BRP Equity of its Preferred Shares pursuant to their respective normal course issuer bids and, as applicable, automatic repurchase plans. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the LP Units, the Preferred Units, the Exchangeable Shares or the Preferred Shares or the stock exchanges generally; and other risks and factors described in the documents filed by Brookfield Renewable with securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Renewable’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.

Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.